UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 1, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 3 August 2020 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.             A Stock Exchange Announcement dated 3 August 2020 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’.

3.             A Stock Exchange Announcement dated 6 August 2020 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

4.             A Stock Exchange Announcement dated 11 August 2020 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

5.             A Stock Exchange Announcement dated 14 August 2020 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

6.             A Stock Exchange Announcement dated 20 August 2020 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

RNS Number: 8147U

Vodafone Group Plc

03 August 2020

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 July 2020:

Vodafone’s issued share capital consists of 28,816,829,518 ordinary shares of US$0.20 20/21 of which 1,992,490,558 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,824,338,960. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 8136U

Vodafone Group Plc

03 August 2020

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	1 February 2020	To:	31 July 2020
Balance of unallotted securities under scheme(s) from previous return:		2,618,961
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,618,961

Name of contact:		Kelly Lee
Telephone number of contact:		+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	1 February 2020	To:	31 July 2020
Balance of unallotted securities under scheme(s) from previous return:		1,002,046
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,002,046

Name of contact:		Kelly Lee
Telephone number of contact:		+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	1 February 2020	To:	31 July 2020
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:		Kelly Lee
Telephone number of contact:		+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	1 February 2020	To:	31 July 2020
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:		Kelly Lee
Telephone number of contact:		+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	1 February 2020	To:	31 July 2020
Balance of unallotted securities under scheme(s) from previous return:		85,175
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		85,175

Name of contact:		Kelly Lee
Telephone number of contact:		+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Unapproved Share Option Scheme
Period of return:	From:	1 February 2020	To:	31 July 2020
Balance of unallotted securities under scheme(s) from previous return:		243,069
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		243,069

Name of contact:		Kelly Lee
Telephone number of contact:		+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	1 February 2020	To:	31 July 2020
Balance of unallotted securities under scheme(s) from previous return:		26,866,249
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		26,866,249

Name of contact:		Kelly Lee
Telephone number of contact:		+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	1 February 2020	To:	31 July 2020
Balance of unallotted securities under scheme(s) from previous return:		14,427,140
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		910,930
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		13,516,210

Name of contact:		Kelly Lee
Telephone number of contact:		+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	1 February 2020	To:	31 July 2020
Balance of unallotted securities under scheme(s) from previous return:		56,203
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,840
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		52,363

Name of contact:		Kelly Lee
Telephone number of contact:		+44 (0) 7467 339911

n

RNS Number: 3884V

Vodafone Group Plc

06 August 2020

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The share awards were granted on 4 August 2017 by the Company and vesting of the awards was conditional on continued employment with the Vodafone Group and on the satisfaction of the performance conditions approved by the Remuneration Committee.  For further details of the Plan, please see the Company’s 2020 Annual Report, available at www.vodafone.com/ar2020.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	843,412
		GBP 1.180172	398,212

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 843,412 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 398,212 Ordinary shares

Aggregated price of shares sold: GBP 469,958.65

e)	Date of the transaction	2020-08-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannes Ametsreiter
2	Reason for the notification
a)	Position/status	Vodafone Germany Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	540,361
		GBP 1.180172	279,692

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 540,361 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 279,692 Ordinary shares

Aggregated price of shares sold: GBP 330,084.67

e)	Date of the transaction	2020-08-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	624,491
		GBP 1.180172	309,869

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 624,491 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 309,869 Ordinary shares

Aggregated price of shares sold: GBP 365,698.72

e)	Date of the transaction	2020-08-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Antonio Coimbra
2	Reason for the notification
a)	Position/status	Vodafone Spain Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	414,794
		GBP 1.180172	187,510

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 414,794 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 187,510 Ordinary shares

Aggregated price of shares sold: GBP 221,294.05

e)	Date of the transaction	2020-08-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam Aboushelbaya
2	Reason for the notification
a)	Position/status	Vodafone Chief Commercial Operations and Strategy Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	454,218
		GBP 1.180172	214,457

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 454,218 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 214,457  Ordinary shares

Aggregated price of shares sold: GBP 253,096.15

e)	Date of the transaction	2020-08-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	777,895
		GBP 1.180172	367,279

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 777,895 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 367,279 Ordinary shares

Aggregated price of shares sold: GBP 433,452.39

e)	Date of the transaction	2020-08-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Shameel Joosub
2	Reason for the notification
a)	Position/status	Vodacom Group Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	159,538

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 159,538 Ordinary shares Aggregated price of shares acquired: GBP nil
e)	Date of the transaction	2020-08-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Council & Company Secretary
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	534,374
		GBP 1.180172	252,302

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 534,374 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 252,302 Ordinary shares

Aggregated price of shares sold: GBP 297,759.76

e)	Date of the transaction	2020-08-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group External Affairs Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	300,863
		GBP 1.180172	142,052

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 300,863 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 142,052 Ordinary shares

Aggregated price of shares sold: GBP 167,645.79

e)	Date of the transaction	2020-08-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer — Europe Cluster
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	587,812
		GBP 1.180172	151,916

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 587,812 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 151,916 Ordinary shares

Aggregated price of shares sold: GBP 179,287.01

e)	Date of the transaction	2020-08-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Johan Wibergh
2	Reason for the notification
a)	Position/status	Vodafone Group Technology Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	545,062
		GBP 1.180172	257,349

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 545,062 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 257,349 Ordinary shares

Aggregated price of shares sold: GBP 303,716.08

e)	Date of the transaction	2020-08-04
f)	Place of the transaction	London Stock Exchange (XLON)

Transfer of shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read and Lisa Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer and person closely associated
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Transfer of shares from Nick Read to his wife, Lisa Read, for nil consideration.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	1,150,000

d)	Aggregated information: volume, Price	Aggregated volume of shares transferred: 1,150,000 Ordinary shares Aggregated price of shares transferred: GBP nil
e)	Date of the transaction	2020-08-04
f)	Place of the transaction	Outside of trading venue

RNS Number: 7950V

Vodafone Group Plc

11 August 2020

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares through Dividend Reinvestment

Pursuant to a Dividend Reinvestment Plan offered to shareholders of the Company, the below individuals acquired shares on 7 August 2020.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam Aboushelbaya
2	Reason for the notification
a)	Position/status	Vodafone Chief Commercial Operations and Strategy Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.173740	31

d)	Aggregated information: volume, Price	Aggregated volume: 31 Ordinary shares Aggregated price: GBP 36.39
e)	Date of the transaction	2020-08-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.173740	822

d)	Aggregated information: volume, Price	Aggregated volume: 822 Ordinary shares Aggregated price: GBP 964.82
e)	Date of the transaction	2020-08-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.173740	93

d)	Aggregated information: volume, Price	Aggregated volume: 93 Ordinary shares Aggregated price: GBP 109.16
e)	Date of the transaction	2020-08-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.173740	414

d)	Aggregated information: volume, Price	Aggregated volume: 414 Ordinary shares Aggregated price: GBP 485.93
e)	Date of the transaction	2020-08-07
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number: 1966W

Vodafone Group Plc

14 August 2020

VODAFONE GROUP PLC

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares through Dividend Reinvestment

Pursuant to a Dividend Reinvestment Plan offered to shareholders of the Company, the below individual acquired shares on 13 August 2020.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer — Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.188412	40,984

d)	Aggregated information: volume, Price	Aggregated volume: 40,984 Ordinary shares Aggregated price: GBP 48,705.88
e)	Date of the transaction	2020-08-13
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number: 7475W

Vodafone Group Plc

20 August 2020

VODAFONE GROUP PLC

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Sale of Shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.17136	48,357

d)	Aggregated information: volume, Price	Aggregated volume: 48,357 Ordinary shares Aggregated price: GBP 56,643.46
e)	Date of the transaction	2020-08-19
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 1, 2020	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary